Katherine T. Gates Senior Vice President, General Counsel and Chief Compliance Officer
SunCoke Energy, Inc. 1011 Warrenville Road Suite 600 Lisle, IL 60532 630.824.1911 Phone ktgates@suncoke.com

August 16, 2016

Via EDGAR and E-mail

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Pamela Long
Assistant Director

Re:	SunCoke Energy, Inc.
Registration Statement on Form S-3
Filed July 29, 2016
File No. 333-212785
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 18, 2016
File No. 1-35243

Dear Ms. Long:

This letter contains the responses of SunCoke Energy, Inc. (the “Registrant”) to the comments (each a “Comment” and, together, the “Comments”) of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated August 8, 2016 (the “Comment Letter”), regarding the above-referenced filings.

For your convenience, each of the Staff’s Comments, as set forth in the Comment Letter, has been repeated in its entirety in bold type below, with the Registrant’s response set out immediately underneath the applicable Comment.

Capitalized terms used, but not otherwise defined, in this response letter are intended to have the respective meanings ascribed to such terms in the above-referenced filings.

Securities and Exchange Commission

Attn:    Pamela Long

August 16, 2016

Registration Statement on Form S-3

General

1.	We have the comments below on your Form 10-K, incorporated by reference into your registration statement. Please ensure that you have resolved all comments on your Form 10-K before you request acceleration of the registration statement.

Response: The Registrant acknowledges the Staff’s Comment, and will ensure that all Comments to the Annual Report on Form 10-K filed on February 18, 2016 (the “Form 10-K”) are resolved prior to requesting acceleration of the Registration Statement on Form S-3 filed July 29, 2016.

Form 10-K for the Year Ended December 31, 2015

Critical Accounting Policies, page 60

Accounting for Impairment of Goodwill, Intangible Assets, Long-Lived Assets and Equity Method Investment, page 61

2.	We note that Indiana Harbor continues to be your single largest operating challenge based on your earnings call held on April 27, 2016. We also note that you performed an impairment test due to recent results and the operational challenges related to this facility and concluded that your undiscounted cash flows were sufficient to recover your long-lived assets. To the extent that the assets or asset group associated with this facility had expected undiscounted future cash flows that were not substantially in excess of the carrying values and to the extent that an impairment of these asset amounts, in the aggregate or individually, could materially impact your operating results or total equity, please provide the following disclosures related to those assets or asset groups:

•	The percentage by which the undiscounted cash flows exceed the carrying value;

•	The carrying value of these assets;

•	A description of the methods and key assumptions used and how the key assumptions were determined;

•	A discussion of the degree of uncertainty associated with the key assumptions. The discussion regarding uncertainty should provide specifics to the extent possible; and

•	A description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

Response: The Registrant acknowledges the Staff’s Comment and notes that we concluded that our undiscounted cash flows were substantially in excess, by

Securities and Exchange Commission

Attn:    Pamela Long

August 16, 2016

approximately 85 percent, of the carrying value of our Indiana Harbor facility. In future filings the Registrant will provide clarification in our critical accounting policies as follows (Items in bold represent new disclosure):

“Cash flows at our Indiana Harbor facility were negative during 2015, driven by short-term changes to our contracted reimbursement of operating and maintenance costs as well as volume shortfalls caused by operational inefficiencies. Based on these results and recent operational challenges, we performed an impairment test and concluded that our undiscounted cash flows were substantially in excess of the carrying value of our long-lived assets at Indiana Harbor. However, we continue to closely monitor our performance at Indiana Harbor, and if operational challenges continue or conditions deteriorate, our current conclusion as to recoverability of assets at that location could change.”

Financial Statements

Notes to the Financial Statements

Note 3. Acquisitions, page 87 and

Note 12. Goodwill and Other Intangible Assets, page 97

3.	We note that you allocated $139 million of your CMT purchase price to permits. Please expand your footnote disclosures or your related critical accounting policies to explain the nature of these permits and how you determined their respective useful lives.

Response: The Registrant acknowledges the Staff’s Comment and in future filings we will provide additional disclosure regarding the nature of these permits and our determination of their respective useful life in our critical accounting policies as follows (Items in bold represent new disclosure):

“We have finite-lived intangible assets with net values of $190.2 million and $10.4 million as of December 31, 2015 and 2014, respectively. Intangible assets are primarily comprised of permits, customer contracts and customer relationships. The permits have a net value of $137.1 million as of December 31, 2015 and represent the environmental and operational permits required to operate a coal export terminal in accordance with the United States Environmental Protection Agency (the “EPA”) and other regulatory bodies. Intangible assets are amortized over their useful lives in a manner that reflects the pattern in which the economic benefit of the asset is consumed. The permits’ useful lives were estimated to be 27 years based on the expected useful life of the significant operating equipment at the facility. Intangible assets are assessed for impairment when a triggering event occurs.”

Securities and Exchange Commission

Attn:    Pamela Long

August 16, 2016

Note 9. Income Taxes, page 94

4.	The 2015 reconciliation of the effective income tax effect at the statutory rate to your income tax benefit reflects an $8.8 million adjustment related to a change in your valuation allowance. The footnote to this adjustment indicates that the change in valuation allowance was primarily related to the cancellation of the agreement to sell your interest in the Harold Keene Coal Companies. Given that this footnote further indicates that both the deferred tax asset and valuation allowance were reversed, please tell us and expand your disclosure to clarify why this transaction resulted in the $8.8 million reduction in income taxes pursuant to ASC 740.

Response: The Registrant acknowledges the Staff’s Comment and notes that during 2015, after the definitive agreement to sell 100% of the interest in the entities that made up the Harold Keene Coal Companies had been cancelled, the deferred tax asset related to the outside basis difference expected to occur from the transaction was reversed. This reversal was largely offset by a related current income tax deduction due to the determination of insolvency of the subsidiary, resulting in a net impact of $1 million, which is presented in the “Investment in subsidiary” in the rate reconciliation. As the deferred tax asset was reversed, the valuation allowance associated with the deferred tax asset was no longer required as of December 31, 2015. The reduction in the valuation allowance is reflected in the “Change in valuation allowance” line in the rate reconciliation.

In considering the adequacy of our disclosure, we note footnote (2) on page 94 discloses the reasons for the change in the valuation allowance, which is the net impact on our effective rate as a result of the activity related to the sale of the mines during the year. The net impact on the gross deferred tax balances as a result of the cancelled agreement and related conclusion regarding the insolvency of the entity was immaterial and as such no additional disclosure was considered necessary.

5.	Please tell us and expand your disclosure to clarify the nature of the deferred tax liability captioned “Investment in partnerships” as well as the reason(s) for the $162.6 million increase in this liability. Please also clarify how this increase relates to your $55.6 million Additional Paid-In Capital adjustment that is captioned “Deferred taxes related to basis difference in the Partnerships” as reflected in your 2015 Consolidated Statement of Equity.

Response: The Registrant acknowledges the Staff’s Comment and notes while the Registrant consolidates 100% of its ownership interest in the Partnership for financial statement purposes, the Registrant only owns 53.9% limited partner interest in the Partnership, such that there is book-tax difference, which occurs when the Partnership’s equity composition changes. The deferred tax liability captioned “Investment in partnerships” represents the liability for the excess book basis over the tax basis related to the Registrant’s investment in the Partnership as required by ASC

Securities and Exchange Commission

Attn:    Pamela Long

August 16, 2016

740-30-25-5. The increase in this liability is due primarily to the contribution of the Granite City operations from the Registrant into the Partnership upon the closing of the Granite City Dropdown, as disclosed and defined in Note 4 to the consolidated financial statements and the resultant reclassification of the amounts comprising the deferred income tax liability from “Properties, plant and equipment, net” to “Investment in partnerships” because the character of the book-tax difference went from the Registrant directly owning the plant, property and equipment (“PP&E”) assets to the Registrant indirectly owning the PP&E and other assets and liabilities through the Registrant’s direct ownership of additional Partnership units.

In addition, the Partnership’s acquisition of Convent Marine Terminal (the “Convent Marine Acquisition”) in 2015 resulted in no step-up in basis for the Partnership for tax purposes. However, for GAAP purposes, the value of the assets was stepped-up to fair market value and therefore increased the basis difference relating to the Registrant’s investment in the Partnership. The Convent Marine Acquisition structure, which included issuing Partnership units to the seller, also resulted in a change in the Registrant’s ownership of the Partnership while retaining control. The tax consequence of this transaction resulted in a deferred tax liability of $55.6 million related to the stepped-up basis difference. Therefore, the deferred liability recognized by the Registrant was recorded as a reduction of Additional Paid-in Capital of $55.6 million.

The nature of the Convent Marine Acquisition is disclosed in Note 3 to the consolidated financial statements. The deferred tax impact resulting from the basis difference arising from the transaction was disclosed in the Registrant’s Quarterly Report on Form 10-Q for the period ended September 30, 2015 (the period in which the transaction occurred), and in a separate line item within the Registrant’s Consolidated Statement of Equity. In future filings, we will expand our disclosure to clarify these matters.

Note 17. Black Lung Benefit Obligations, page 106

6.	We note that the estimated liability at December 31, 2015 was impacted by a significant increase in the number of claims filed as well as the rate at which claims are awarded. In addition, the expense of $9.8 million recorded represents approximately 12% of your operating income and 42% of your pre-tax income before the loss from equity method investment for the year ended December 31, 2015. In this regard, please address the following:

•	Please tell us what consideration you gave to providing the disclosures recommended by Question 3 of SAB Topic 5:Y, including the settlement costs by claim, the number of claims pending at each balance sheet date, the number of claims filed for each period presented, the number of claims dismissed, settled, or otherwise resolved for each period, and the average settlement amount per claim;

Securities and Exchange Commission

Attn:    Pamela Long

August 16, 2016

•	If there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred, please either disclose an estimate (or, if true, state that the estimate is immaterial in lieu of providing quantified amounts) of the additional loss or range of loss, or state that such an estimate cannot be made. Please refer to ASC 450-20-50; and

•	We remind you that Rule 10-01(a)(5) of Regulation S-X states that disclosure of material contingences shall be provided in interim financial statements even though a significant change since year end may not have occurred. Please revise your disclosures as necessary.

Response: The Registrant acknowledges the Staff’s Comment and notes that black lung claims provide statutorily determined monthly payouts to miners based on criteria established by government agencies. Actuarial assumptions based on both industry and company specific experience and mortality tables are utilized to estimate the amount of miners who will file a claim and those claims that will ultimately be approved. In future annual filings the Registrant will provide additional disclosure in our critical accounting policies as follows (Items in bold represent new disclosure):

“We have obligations related to coal workers’ pneumoconiosis, or black lung, benefits to certain of our employees and former employees (and their dependents). Such benefits are provided for under Title IV of the Federal Coal Mine and Safety Act of 1969 and subsequent amendments, as well as for black lung benefits provided in the states of Virginia, Kentucky and West Virginia pursuant to workers’ compensation legislation. The Patient Protection and Affordable Care Act (“PPACA”), which was implemented in 2010, amended previous legislation related to coal workers’ black lung obligations. PPACA provides for the automatic extension of awarded lifetime benefits to surviving spouses and changes the legal criteria used to assess and award claims. We act as a self-insurer for both state and federal black lung benefits and adjust our liability each year based upon actuarial calculations of our expected future payments for these benefits.

Our independent actuaries annually calculate the present value of the estimated black lung liability based on actuarial models utilizing our population of former coal mining employees, historical payout patterns of both the Company and the industry, actuarial mortality rates, disability incidence, medical costs, death benefits, dependents, discount rates and the current federally mandated payout rates. The estimated liability may be impacted by future changes in the statutory mechanisms, modifications by court decisions and changes in filing patterns driven by perceptions of success by claimants and their advisors, the impact of which cannot be estimated.

Securities and Exchange Commission

Attn:    Pamela Long

August 16, 2016

The following table summarizes discount rates utilized, active claims, and the estimated black lung liability:

	December 31
	2015	2014
Discount rate (percent) (1)	3.90	3.65
Active claims	323	253
Estimated black lung liability (dollars in millions)(2)	$49.9	$43.9

(1)	The discount rate is determined based on a portfolio of high-quality corporate bonds with maturities that are consistent with the estimated duration of our black lung obligations. A 0.25 percent decrease in the discount rate would have increased 2015 coal workers’ black lung expense by $1.3 million.
(2)	The current portion of the black lung liability was $5.2 million and $3.8 million at December 31, 2015 and 2014, respectively, and was included in accrued liabilities on the Consolidated Balance Sheet.

The following table summarizes annual black lung payments and expense:

	Years Ended December 31,
	2015	2014	2013
	(dollars in millions)
Payments	$3.8	$2.8	$2.2
Expense	$9.8	$14.3	$0.3

We have considered the other disclosures recommended by Question 3 of SAB Topic 5:Y, and have concluded that, given the statutorily determined monthly payouts and duplicative filing patterns of many claimants, such additional disclosures were not likely to be beneficial to readers of the financial statements.

In future interim filings, we will provide disclosure similar to the above annual disclosure in accordance with the requirements of Rule 10-01(a)(5) of Regulation S-X.

Note 18. Commitments and Contingent Liabilities, page 107

7.

We note that you have received a Finding of Violation (FOV) from the EPA related to your Indiana Harbor cokemaking facility. Please clarify how a FOV differs from a Notice of Violation (NOV) and address how this finding impacted your belief that you cannot estimate any future injunctive relief or potential monetary penalty and any potential future citations. In this regard, in light of the fact that you began working in a cooperative manner with the EPA and others in January 2012 to address the alleged allegations at this

Securities and Exchange Commission

Attn:    Pamela Long

August 16, 2016

facility, please tell us why you are still unable to determine a range of probable or reasonably possible loss pursuant to ASC 450. Please also address this comment as it relates to your Form 10-Q for the quarter ended June 30, 2016. In this regard, we note your disclosure therein that the parties are meeting regularly in 2016.

Response: The Registrant acknowledges the Staff’s Comment and notes that a Notice of Violation (“NOV”) and Finding of Violation (“FOV”) are similar mechanisms for the United States Environmental Protection Agency (“EPA”) to commence enforcement proceedings under the Clean Air Act (“CAA”). Section 113 of the CAA codifies the CAA’s enforcement provisions. Section 113(a)(1) provides EPA with the authority to issue, among other actions, an Order to enforce a State Implementation Plan (“SIP”) 30 days after a notice of violation, or NOV. Section 113(a)(3) authorizes EPA enforcement of other, non-SIP requirements immediately after a finding of violation, or FOV. The basic differences between an NOV and an FOV are that the former applies to SIPs and requires EPA to wait 30 days, while the latter applies all other provisions (such as federal regulations), and has no waiting period.

FOVs and NOVs are resolved in some instances by consent decrees. Consent decrees typically involve both injunctive relief and civil penalties. Injunctive relief typically is negotiated first, and agreement on a civil penalty follows. Here, there is no agreement on either injunctive relief or civil penalties. Additionally, there are two unrelated defendants (the Registrant and Cokenergy) and the focus of injunctive relief until the past year was on injunctive relief to be performed by Cokenergy, and the Registrant believed that it would not be forced to undertake meaningful injunctive relief. Over the past year, the Registrant and Cokenergy have just begun to focus on injunctive relief that could be performed by the Registrant to resolve the FOV. Although the Registrant and Cokenergy have begun to discuss that injunctive relief, the form and cost of undertaking that possible injunctive relief remains uncertain. Additionally, there have been no meaningful discussions about the amount of any penalties that the Registrant would agree to pay.

In submitting this response to the Comments contained in the Staff’s letter dated August 8, 2016, the Registrant hereby acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff’s Comments or changes to disclosure in response to Staff’s Comments do not foreclose the Commission from taking any action with respect to the Registrant’s filing; and

•	the Registrant may not assert Staff’s Comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

Attn:    Pamela Long

August 16, 2016

Please direct any questions that you have with respect to the foregoing to the undersigned, at 630-824-1911, or to John DiRocco, the Registrant’s Vice President, Assistant General Counsel and Corporate Secretary, at 630-824-1785.

Very truly yours,

SunCoke Energy, Inc.

/s/ Katherine T. Gates
Katherine T. Gates Senior Vice President, General Counsel and Chief Compliance Officer

cc:	Fay West (SunCoke Energy, Inc.)
Gillian A. Hobson (Vinson & Elkins L.L.P.)